UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number:  000-51894

Omega Navigation Enterprises, Inc.
(Translation of registrant’s name into English)

24 Kaningos Street, Piraeus 185 34, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

Attached hereto as Exhibit 1 is a copy of the Management’s Discussion and Analysis of Financial Condition and Results of Operations and as Exhibit 2 a copy of the unaudited consolidated financial statements of Omega Navigation Enterprises, Inc. for the six month period ended June 30, 2007.

Exhibit 1

    Management’s discussion and analysis of
financial condition and results of operations

The following management’s discussion and analysis should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2006 and their notes incorporated by reference herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on form 20-F for the year ended December 31, 2006.

Factors Affecting Our Results of Operations

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter market rates, which have experienced relatively historic highs in the spot and time charter market;

•	periods of charter hire;

•	vessel operating expenses and voyage costs, which are incurred primarily in Dollars;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels’ estimated useful lives; and

•	financing costs related to our indebtedness under our credit facilities.

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Ownership days - Ownership days are the aggregated number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

Operating days - Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Voyage Revenues

The primary factors affecting our voyage revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily time charter hire rates that our vessels earn under charters, that, in turn, are affected by a number of other factors, including:

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the product tanker shipping industry; and

•	other factors affecting spot market charter rates for product tankers.

Voyage Expenses

We incur voyage expenses that include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner. Currently, we do not incur port and canal charges and bunker expenses as part of our vessels’ overall expenses, because all of our vessels are employed under time charters that require the charterer to bear all voyage expenses, except for brokerage commissions.

As is common in the shipping industry, we pay commissions to third party shipbrokers in connection with the chartering of our vessels. The amount of commissions payable, which for the product tankers is 1.25% of the total daily charter hire rate received under a charter and depends on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer.

Vessel Operating Expenses

Vessel operating expenses primarily consist of payments to our technical managers for crew wages and related costs, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses as well as the cost of insurances. Our vessel operating expenses have increased as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market price for insurances, may also cause these expenses to increase.

General and Administrative Expenses

We incur general and administrative expenses, consisting mainly of our payroll expenses, including those relating to our executive officers.

Management Fees

We pay management fees for the technical management of our fleet, which includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the employment and transportation of officers and crew, arranging and supervising dry docking and repairs, purchasing of spares and other consumable stores and other duties related to the operation of our vessels.

Depreciation and Amortization

We depreciate the cost of our vessels on a straight-line basis over the estimated useful life of each vessel, which is 25 years from the date of initial delivery from the shipyard, after considering the estimated salvage value.  Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate at the date of the vessel’s delivery. Our depreciation charges have increased due to the enlargement of our fleet which has also led to an increase of ownership days.

Interest and Finance Costs, net

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of vessels. As of June 30, 2007, we had $141.4 million of indebtedness outstanding under our term loan, $148.9 million of indebtedness outstanding under our revolving facility and $2.4 million of indebtedness outstanding under our bridge loan facility. We incur interest expense and financing costs relating to our outstanding debt and our available credit facilities. In July we incurred additional indebtedness of $19.9 million to partially finance the first construction installment of the five newbuilding vessels, further discussed at section “Liquidity and Capital Resources”. The additional amount of $19.9 million drawn in July 2007 was fully repaid in August 2007, through cash available from operations and the credit facilities discussed below. In August 2007 we entered into a secured loan facility of up to $55.3 million to partially finance the acquisition cost during the construction period of two out of the five newbuilding vessels. In August we drew down the first advance of the facility for both vessels ($4.0 million per vessel) and in December we drew down the second advance of the facility for both vessels ($4.0 million per vessel). In September 2007 we entered into a secured loan facility of up to $70.0 million to partially finance the construction and acquisition cost of two additional newbuilding vessels of the five discussed above. In September we drew down the first advance of the facility for both vessels ($4.0 million per vessel) and in December we drew down the second advance of the facility for both vessels ($4.0 million per vessel). In November 2007 we entered into a secured loan facility of up to $33.2 million to partially finance the acquisition cost of one newbuilding vessel of the five discussed above. In November 2007 and December 2007 we drew down the first and second advances of the facility amounting to $4.0 million and $4.0 million respectively. Interest and financing costs relating to the amounts drawn under the loan facilities during the construction of the newbuilding vessels will be capitalized in the vessels’ cost.

Results of operations

Six Months Ended June 30, 2007 compared with the Six Months Ended June 30, 2006

OPERATING FLEET

Our fleet in the six month period ended June 30, 2007 was comprised of eight product tankers, consisting of two Handymax MR tankers and four Panamax tankers purchased in 2006 with a combination of debt and proceeds from our initial public offering, as well as two Panamax product tankers acquired in March and April of 2007. Our fleet in the period ended June 30, 2006 was comprised of four product tankers, consisting of one Handymax MR tanker and three Panamax tankers.  The results from operations of these vessels in both periods are reported as continuing operations in the consolidated statement of income.  For the periods presented, our fleet also included two dry bulk carriers, which we agreed to sell in September 2006 and which were delivered to the new owners in January of 2007. The results of their operations and cash flows are reported as discontinued operations.

CONTINUING OPERATIONS

VOYAGE REVENUES – Voyage revenues were $32.1 million in the six months ended June 30, 2007, reflecting an increase of $30.7 million as compared to the first six months of 2006 as a result of the increase in size of the product tanker fleet in 2007. The increase is attributable to the enlargement of our fleet after the acquisition of Omega Princess and Omega Lady Miriam in the second half of 2006 and the Omega Emmanuel and Omega Theodore in 2007 and the resulting increase in ownership days. Ownership days of product tankers in the six month period ended June 30, 2007 was 1,247 days compared with 52 days in the same period of 2006. Voyage revenues in the six month period ended June 30, 2007 also included $2.1 million related to profit sharing agreements, while there were no revenues related to profit sharing agreements in the same period of 2006.

VOYAGE EXPENSES – Voyage expenses were $0.4 million in the six month period ended June 30, 2007 and were primarily related to commissions charged over the product tankers’ charter hire rates as agreed in the respective charter party agreements, effective from their delivery between May and August of 2006 as well as for the Omega Emmanuel which was delivered on March 27, 2007 and the Omega Theodore which was delivered on April 26, 2007. For the six month period ended June 30, 2006 voyage expenses were $ 17 thousand.  The increase in the six month period ended June 30, 2007 is due to the increase in the fleet ownership days.

VESSEL OPERATING EXPENSES – Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance and repairs, were $6.5 million in the six months ended June 30, 2007 compared with $0.5 million in the same period of 2006.  This increase in vessel operating expenses is due to the increase in the size of our fleet from four vessels for the six month period ended June 30, 2006, which operated for 52 days during that period, to eight products tankers, six of which we acquired between May and August 2006 plus the two products tankers we acquired in March and April 2007, respectively, and the related increase in ownership days to 1,246 for the six month period ended June 30, 2007.

DEPRECIATION AND AMORTIZATION – Depreciation and Amortization which primarily includes depreciation of vessels was $8.1 million in the six month period ended June 30, 2007 and was related to the depreciation of the eight product tankers acquired.  Depreciation and amortization was $0.4 million for the six month period ended June 30, 2006.  This increase is due to the increase in the size of our fleet from four vessels for the six month period ended June 30, 2006 to eight products tankers, six of which we acquired between May and August 2006 plus the two products tankers we acquired in March and April 2007, respectively, for the six month period ended June 30, 2007.  For the six months ended June 30, 2007 and for the six months ended June 30, 2006 ownership days were 1,246 and 52, respectively.

MANAGEMENT FEES – Management fees are related to the fees paid to V Ships and Eurasia for the technical management of our vessels.  These fees were $0.5 million in the period ended June 30, 2007 and were related to the six product tankers acquired between May and August of 2006 and the two vessels acquired in March and April of 2007.  These fees were $15 thousand in the period ended June 30, 2006.  This increase was directly related to the increase in the size of our fleet as discussed above.

OPTIONS’ PREMIUM – This charge is related to the write off of a non refundable fee that we had paid in February 2006 in order to enter into two option agreements to purchase two Ice Class 1A Panamax product tankers. In the six month period ended June 30, 2007 the two options expired without being exercised. The amount of the non refundable fee was $ 0.2 million ($ 0.1 million per vessel).  No options expired in the period ended June 30, 2006 for which a write off was required.

GENERAL AND ADMINISTRATIVE EXPENSES – General and Administrative Expenses were $2.4 million in the six month period ended June 30, 2007, reflecting an increase of $1.7 million or 243% compared to the same period of 2006.  The increase is primarily due to the increased staffing and other expenses incurred as a result of the expansion of our operations as well as expenses related to operating as a public company.

INTEREST EXPENSE AND FINANCE COSTS - Interest and Finance costs were $8.6 million in the six month period ended June 30, 2007 and related to the term and revolving credit facility entered into to partially finance the acquisition of the eight product tankers, of which one was acquired in May 2006, three were acquired between mid and end of June 2006, two were acquired in July and August 2006 and the remaining two product tankers were acquired in March and April 2007, respectively. Interest expense and finance costs in the same period of 2006 were $0.7 million and were related to the outstanding borrowings on our credit facility which were used to partially fund the acquisition of  four product tankers delivered to us in the six month period ended June 30, 2006, which operated for 52 days during that period.

INTEREST INCOME – Interest Income was $1.3 million in the six month period ended June 30, 2007. Interest income in the same period of 2006 was $1.5 million and reflected larger cash balances during the period related due to the fact that we maintained time deposits with net proceeds from our initial public offering until the dates we acquired the product tankers.

CHANGE IN FAIR VALUE OF WARRANT SETTLED LIABILITY – We incurred a loss of $0.5 million for the six month period ended June 30, 2007 which reflects the change in fair value warrant settled liability which was related to warrants issued February 7, 2007 to the sellers of the Omega Emmanuel and Omega Theodore as part of the acquisition price of the said vessels. These warrants, which at exercise on March 31, 2009 will provide the holder with a variable number of common shares depending on the Company’s stock price, are being measured at fair value at the end of each period with the change in fair value recognized in earnings.  No warrants were outstanding for the six month period ended June 30, 2006.

GAIN ON DERIVATIVE INSTRUMENTS – For the six month period ended June 30, 2007, gains from the interest rate swap and rate collar option amounted to $0.4 million compared with gains in the same period of 2006 of $0.7 million. The Company entered into these financial instruments in order to partially hedge its exposure to fluctuations in interest rates on its Term Loan. These financial instruments did not meet hedge accounting criteria. Accordingly, the changes in their fair values are reported in earnings.

INCOME FROM CONTINUING OPERATIONS – Income from continuing operations for the six month period ended June 30, 2007 was $6.7 million compared to $1.2 million in the same period of 2006 resulting from the ownership and operation of six product tankers acquired between May and August 2006 and two product tankers acquired in March and April of 2007, compared to the operation of four product tankers for only part of the same period in 2006.

On September 13, 2006, the Company entered into Memoranda of Agreement with unrelated third party companies to sell its two dry bulk carrier vessels Ekavi I and Electra I for $41.3 million each. At the date in which the Memoranda of Agreement were signed, the Company classified these vessels as “held for sale”; the results of their operations and cash flows are reported as discontinued operations in the accompanying consolidated statement of income for the six month period ended June 30, 2007.  Comparative period’s results of operations and cash flows presentation have also changed with this respect.

DISCONTINUED OPERATIONS

INCOME/ LOSS FROM DISCONTINUED OPERATIONS – In the six month period ended June 30, 2007, we incurred loss from discontinued operations of $0.2 million, related to our two drybulk vessels which were disposed of in January 2007, compared with income of $7.7 million, including a $5.0 million gain on extinguishment of debt, in the same period of 2006 which reflected the full operation of the two dry bulk vessels during that period.

NET INCOME – Net income was $6.5 million in the six month period ended June 30, 2007 compared with net income of $8.9 million in the same period in 2006. The decrease was due to a $5.0 million gain on extinguishment of debt related to the dry bulk vessels in the period ended June 30, 2006, partially offset by the increase in ownership days for the entire fleet during the six month period ended June 30, 2007.

Liquidity and Capital Resources

We operate in a capital intensive market. We have financed the acquisition of our fleet with the proceeds from our initial public offering, long term debt and internally generated cash. Our main uses of funds have been capital expenditure for the acquisition of new vessels, repayment of bank loans and payment of dividends.

On June 15, 2007 we entered into five shipbuilding contracts with Hyundai Mipo Dockyard, in South Korea, to construct and acquire five new building double hull handymax product tankers, each with a capacity of 37,000 dwt. The contractual purchase price of the five new buildings is $44.2 million per vessel ($221.2 million in total). An amount of up to 75% of the market value of the vessels at the time of delivery will be financed from the proceeds of the loan facilities described below and the remaining amount will be financed from cash available from operations. The amount of $44.2 million per vessel is payable as follows:

•	10% by July 5, 2007
•	10% by December 15, 2007
•	20% after confirmation that steel cutting is done
•	20% after confirmation that the first keel block has been laid
•	20% after confirmation that the vessel has been launched
•	20% at the delivery of the vessel

On March 21, 2007, a second supplement, amending the principal loan agreement with HSH Nordbank of April 2006 for a $295 million facility, was signed in connection with the financing of the acquisition of the tanker vessels “Omega Emmanuel” and “Omega Theodore”, based on which we agreed to re-borrow an amount of $38.1 million under term loan potion of the facility to partially finance the acquisition of these two tanker vessels. According to our $295 million loan agreement signed with HSH Nordbank, we are required to maintain a ratio of EBITDA to Interest Expense (as defined in our loan agreement) on a four trailing quarter basis of not less than 3:1. As of March 31, 2007, the ratio was 2.87:1; as of June 30, 2007 the ratio was 2.85:1 and September 30, 2007 the ratio was 2.77:1. As a result of the loss of operating income from our drybulk carriers since their disposal in January 2007,and the interest expense on the outstanding loan facility related to the acquisition of those vessels of $38.1 million which was repaid on March 21, 2007, accompanied by the delivery of the Omega Emmanuel and Omega Theodore in March 27, 2007 and April 26, 2007 respectively, and the increase in Libor in the second and third quarter of 2007, the ratio of EBITDA to Interest Expense was less than 3:1 for the periods discussed above. The Company has obtained waivers from HSH Nordbank for non compliance with the covenant.  The Company considers it probable that such violation will be cured after the first quarter of 2008.  HSH Nordbank has agreed on an amended ratio of 2:1 on a four trailing quarter basis for the measurement dates of December 31, 2007 and March 31, 2008, which the Company considers probable of meeting.

In addition, according to our $295 million loan agreement signed with HSH Nordbank, we should maintain a working capital surplus, as defined in our loan agreement, of not less than $1.0 million. As of September 30, 2007 the working capital surplus, as defined in our loan agreement, amounted to $0.8 million mainly due to the fact that the financing of the progress payments of the fifth product tanker had not been concluded and the first construction installment on the vessel was fully financed by internally generated cash. The financing of this vessel has now been concluded with National Bank of Greece, as discussed further below and we have drawn down an amount of $8.0 million in total, bringing the covenant into compliance. We notified HSH and obtained a waiver for the covenant violation as of September 30, 2007.

In July 2007 we entered into a secured loan facility with Bremer Landesbank, for up to $19.9 million to partially finance the first construction installment made on July 5, 2007, which amounted to $22.1 million. The loan was fully repaid on August 31, 2007 from cash available from operations and amounts drawn under the credit facilities below:

On August 24, 2007 we entered into a $55.3 million senior secured loan facility with Bremer Landesbank to finance the pre-delivery installments of two out of the five newbuilding vessels that we have agreed to purchase and that are currently under construction at Hyundai Mipo Dockyard and to partially repay the outstanding loan facility with Bremer Landesbank discussed above. The facility may be drawn down in two tranches, one for each vessel, which will be available in five advances, and amounts borrowed will bear interest at a rate of LIBOR plus 0.85% per annum.  Interest on the first two advances will be deferred until the third installment is due and will be paid as a separate advance on delivery of the vessel.  We have also entered into a commitment letter with Bremer Landesbank for an additional credit facility to fund the balance of the acquisition cost of the same two vessels in the amount of the lesser of $66.3 million or 75% of the market value of the vessels at the time of delivery to us. This facility will have a term of ten years and will be repayable in 40 quarterly principal installments, plus a balloon payment of $14.7 million per vessel, payable upon the final installment. Repayment will commence three months after delivery of the vessels. Amounts borrowed under the facility will bear interest at a rate of LIBOR plus 0.85% per annum. In August 2007 we drew down the first advance, of pre delivery facility for both vessels ($4.0 million per vessel) and in December we drew down the second advance of the facility for both vessels ($4.0 million per vessel).

On September 7, 2007 we entered into a senior secured loan facility with Bank of Scotland to finance the purchase price of an additional two out of the five newbuilding vessels that we have agreed to purchase from Hyundai Mipo Dockyard in the amount of the lesser of $70.0 million or 75% of the market value of the vessels secured by the facility at the time of delivery to us.  This facility has a term of ten years and may be drawn down in two tranches each in six advances. Amounts borrowed will bear interest at a rate of LIBOR plus 1.125% per annum until the third installment, LIBOR plus 1.1% per annum from the time of the third installment until the fifth installment, LIBOR plus 1.05% per annum from the time of the fifth installment until the sixth installment and LIBOR plus 0.85% per annum thereafter. Interest for the first two advances will be deferred until the third installment is due and will be paid on delivery of the vessels. The facility is repayable in 40 quarterly principal installments plus a balloon payment of $14.7 million, payable upon the final installment. Repayment will commence three months after delivery of the vessels.

In September 2007 we drew down the first advance under the facility for both vessels ($4.0 million per vessel) and in December we drew down the second advance of the facility for both vessels ($4.0 million per vessel).

On November 20, 2007 we entered into a senior secured loan facility with the National Bank of Greece to fund the purchase price of the fifth of the newbuilding vessels that we have agreed to purchase from Hyundai Mipo Dockyard.  The facility, in the amount of the lesser of $33.2 million or 75% of the market value of the vessel at the time of delivery to us, may be drawn down in six advances.  The loan has a term of 10 years and will be repayable in 40 quarterly principal installments plus a balloon payment of $13.3 million payable upon the final installment. Repayment will commence three months after delivery of the vessel.  Amounts borrowed bear interest at a rate of LIBOR plus 0.90% per annum until delivery and thereafter at LIBOR plus 0.90% per annum for the amount to be repaid by installments and LIBOR plus 1% per annum for the amount of the balloon payment. In November 2007 and December 2007 we drew down the first and second advances of the facility amounting to $4.0 million and $4.0 million respectively.

Cash Flows

Our cash and cash equivalents decreased to $18.7 million in the six month period ended June 30, 2007 from $67.6 million in the six month period ended June 30, 2006.  Working capital,defined as current assets minus current liabilities including the current portion of long-term debt, was a deficit of $0.3 million as of June 30, 2007 compared to a surplus of $60 million as of June 30, 2006. This decrease in working capital was primarily due to the delivery of our dry bulk carriers to their new owners in January 2007 and the absence of cash flows from their operation thereon which was not replaced by the two additional product tankers acquired until their delivery dates on March 27, 2007 and April 26, 2007, respectively, the increase in the current portion of debt by $5.6 million and the cash outflows of $1 million for pre-operating expenses such as initial supplies, as a result of the acquisition of the two additional product tankers. We believe we will have sufficient working capital for the Company’s requirements beginning 2008 as a result of the full operation of a fleet of eight tanker vessels and the draw downs under the bank financing arrangements we have made for the financing of the construction and acquisition cost of the five newbuilding vessels, that are currently under construction.

NET CASH PROVIDED BY OPERATING ACTIVITIES

Net cash provided by operating activities was $15.1 million in the six month period ended June 30, 2007, an increase of $9.2 million, compared to $5.9 million in the six month period ended June 30, 2006. The change is primarily attributed to increase in the size of the fleet from six vessels, four of which were acquired in May and June of 2006, to nine operating vessels in 2007, two of which were acquired in March and April of 2007 and one of which was sold in January 2007.

NET CASH USED IN INVESTING ACTIVITIES

Net cash used in investing activities was $38.9 million in the six month period ended June 30, 2007 mainly consisting of $120.3 million paid for the acquisition of Omega Emmanuel and Omega Theodore and $81.5 million received from the sale of our two dry bulk carriers.

Net cash used in investing activities was $254.5 million in the six month period ended June 30, 2006 mainly consisting of $242.5 million paid for the acquisition of four product tankers, $11.5 million advance payments for the acquisition of two product tankers, $0.4 million payment of a non refundable fee in order to enter into four option agreements to purchase four Ice Class 1A Panamax product tankers and $0.1 million relating to other fixed asset acquisitions.

NET CASH PROVIDED BY FINANCING ACTIVITIES

Net cash provided by financing activities was $38.6 million in the six month period ended June 30, 2007 mainly consisting of $96.8 million of proceeds drawn under our term loan facility, revolving facility and bridge loan facility to fund part of the acquisition of Omega Emmanuel and Omega Theodore, the repayment of $42.9 million of our term loan and revolving facility and $15.2 million of cash dividends paid during the period.

Net cash provided by financing activities was $311.1 million in the six month period ended June 30, 2006 mainly consisting of $187.9 million in proceeds from our initial public offering, $194.3 million proceeds drawn down under term loan and revolving credit facility to finance part of the acquisition cost of four product tankers and to repay the outstanding loan amount from the acquisition of our drybulk carriers, $0.5 million restricted cash that was transferred to cash and cash equivalents when the loan for the acquisition of drybulk carriers was fully repaid, the repayment of $39.0 million of indebtedness under loan facility for the purchase of dry bulk carriers, $31.0 million payment relating to sellers’ credit for the acquisition of drybulk carriers, $1.4 million payment of financing costs and $0.2 payment of stockholder’s short-term financing.

Exhibit 2

OMEGA NAVIGATION ENTERPRISES, INC Unaudited interim consolidated financial statements as of June 30, 2007

OMEGA NAVIGATION ENTERPRISES INC

OMEGA NAVIGATION ENTERPRISES, INC. CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2006 AND JUNE 30, 2007 (UNAUDITED) (Expressed in thousands of U.S. Dollars – except share and per share data)
	Notes	December 31, 2006	June 30, 2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$3,862	$18,688
Accounts receivable, trade		145	77
Inventories		504	617
Prepayments and other		518	452
Restricted cash		2,477	2,451
Derivative asset	5	-	9
Vessels held for sale	3	81,468	-
Total current assets		88,974	22,294

FIXED ASSETS:
Vessels, net	3	350,288	470,725
Property and equipment, net		143	125
Advances for vessels’ acquisition and other vessel costs	2	200	23
Total fixed assets		350,631	470,873

OTHER NON-CURRENT ASSETS:
Deferred charges		226	-
Restricted cash		4,000	4,000
Total other non current assets		4,226	4,000

Total assets		$443,831	$497,167

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	4	49,133	17,424
Accounts payable		1,496	1,229
Accrued and other current liabilities		1,129	2,149
Deferred revenue		2,719	1,786
Derivatives liability	5	313	-
Total current liabilities		54,790	22,588

NON-CURRENT LIABILITIES
Long-term debt, net of current portion	4	188,944	274,390
Warrants	3	-	8,620
Total non-current liabilities		188,944	283,010

COMMITMENTS AND CONTINGENCIES:		-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorised, none issued		-	-
Common stock:
Class A shares, par value $0.01 per share 75,000,000 shares authorised; 12,010,000 shares issued and outstanding as at December 31, 2006, 12,064,138 shares issued and outstanding as at June 30, 2007		120	120
Class B shares, par value $0.01 per share, 25,000,000 shares authorised; 3,140,000 shares issued and outstanding at December 31, 2006 and June 30, 2007		31	31
Additional paid in capital		196,590	196,765
Retained earnings/ (Accumulated deficit)		3,356	(5,347)
Total stockholders’ equity		200,097	191,569

Total liabilities and stockholders’ equity		$443,831	$497,167

The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2006 AND JUNE 30, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data)

		June 30,
	Notes	2006	2007
CONTINUING OPERATIONS
Revenues
Voyage revenues		$1,379	$32,137
Expenses
Voyage expenses		(17)	(431)
Vessel operating expenses		(544)	(6,521)
Depreciation and amortization		(366)	(8,059)
Management fees		(15)	(526)
Options’ premium	2	-	(200)
General and administrative expenses		(718)	(2,364)
Foreign currency losses		(14)	(19)
Operating Income / (Loss)		(295)	14,017

Other income / (expenses)
Interest and finance costs		(700)	(8,597)
Interest income		1,454	1,321
Change in fair value of warrant settled liability	3	-	(452)
Gain on derivative instruments	5	737	366
Total other income / (expenses), net		1,491	(7,362)

INCOME FROM CONTINUING OPERATIONS		1,196	6,655

DISCONTINUED OPERATIONS
Income from discontinued operations of the dry-bulk carrier fleet (including a gain on extinguishment of debt of $5,000 in 2006)		7,686	(154)
INCOME/ (LOSS) FROM DISCONTINUED OPERATIONS		7,686	(154)

Net income		$8,882	$6,501

Earnings / (Loss) per common share, basic and diluted:	6

- From continuing operations
Earnings per Class A common share, basic		$0.18	$0.44
Earnings per Class A common share, diluted		$0.18	$0.43
Earnings per Class B common share, basic and diluted		$0.08	$0.44
Weighted average number of Class A common shares, basic		5,313,867	12,010,000
Weighted average number of Class A common shares, diluted		5,313,867	12,388,180
Weighted average number of Class B common shares, basic and diluted		3,140,000	3,140,000

- From discontinued operations
Earnings / (Loss) per Class A common share, basic and diluted		$1.15	$(0.01)
Earnings / (Loss) per Class B common share, basic and diluted		$0.51	$(0.01)
Weighted average number of Class A common shares, basic		5,313,867	12,010,000
Weighted average number of Class A common shares, diluted		5,313,867	12,388,180
Weighted average number of Class B common shares, basic and diluted		3,140,000	3,140,000

- From continuing and discontinued operations
Earnings per Class A common share, basic		$1.33	$0.43
Earnings per Class A common share, diluted		$1.33	$0.42
Earnings per Class B common share, basic and diluted		$0.59	$0.43
Weighted average number of Class A common shares, basic		5,313,867	12,010,000
Weighted average number of Class A common shares, diluted		5,313,867	12,388,180
Weighted average number of Class B common shares, basic and diluted		3,140,000	3,140,000

The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2006 AND JUNE 30, 2007
(Expressed in thousands of U.S. Dollars – except share and per share data)

	Comprehensive Income	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings/ (Accumulated deficit)	Total
		# of shares	Par value	# of shares	Par value
Balance, December 31, 2005		10,000	-	3,140,000	31	9,999	4,378	14,408
- Proceeds from initial public offering, net of related costs		12,000,000	120	-	-	186,591	-	186,711
- Net income		-	-	-	-	-	8,882	8,882
Comprehensive income	$8,882	-	-	-	-	-	-	-
Balance, June 30, 2006		12,010,000	$120	3,140,000	$31	$196,590	$13,260	$210,001

Balance December 31, 2006		12,010,000	120	3,140,000	31	196,590	3,356	200,097
- Dividends declared and paid ($1 per share)		-	-	-	-	-	(15,204)	(15,204)
- Issuance of restricted shares		54,138	-	-	-	175	-	175
- Net income		-	-	-	-	-	6,501	6,501
Comprehensive income	$6,501
Balance June 30, 2007		12,064,138	$120	3,140,000	$31	$196,765	$(5,347)	$191,569

The accompanying notes are an integral part of these consolidated financial statements.

OMEGA NAVIGATION ENTERPRISES, INC. UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2006 AND JUNE 30, 2007 (Expressed in thousands of U.S. Dollars)
	June 30,
	2006	2007
Cash flows from operating activities:
Net income from continuing operations	$1,196	$6,655
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization of deferred charges	366	8,059
Amortization and write-off of loan fees	23	141
Stock based compensation	-	175
Unrealized gain on derivative instruments	(737)	(322)
Options’ premium	-	200
Change in fair value of warrant settled liability	-	452
(Increase) / Decrease in:
Receivables	(442)	(41)
Prepayments and other	(397)	5
Inventories	(230)	(112)
Increase / (Decrease) in:
Accounts payable, trade and other	1,255	(109)
Accrued liabilities	1,060	1,258
Deferred revenue	-	(581)
Net cash provided by continuing operating activities	2,094	15,780
Net cash provided by/(used in) discontinued operating activities	3,792	(692)
Net cash provided by operating activities	5,886	15,088

Cash flows used in investing activities:
Vessels’ acquisition	(242,500)	(120,290)
Advances for vessels’ acquisition	(11,900)	(23)
Property and equipment acquisition	(54)	(21)
Net cash (used in) investing activities-continuing operations	(254,454)	(120,334)
Net cash provided by investing activities-discontinued operations	-	81,468
Net cash (used in) investing activities	(254,454)	(38,866)

Cash flows from financing activities:
Capital contributions net of related costs	159,874	-
Proceeds from bank credit facility	155,800	96,750
Proceeds from stockholder’s short-term financing	69	-
Payments of stockholder’s short-term financing	(191)	-
Financing costs	(1,245)	(58)
Dividends paid	-	(15,204)
Principal payments of bank credit facility	-	(4,809)
Increase in restricted cash	-	(681)
Net cash provided by financing activities-continuing operations	314,307	75,998
Net cash (used in) financing activities-discontinued operations	(3,180)	(37,394)
Net cash provided by financing activities	311,127	38,604

Net increase in cash and cash equivalents	62,559	14,826
Cash and cash equivalents at beginning of period/ year	5,058	3,862
Cash and cash equivalents at end of period/ year	$67,617	$18,688
Supplemental cash flow information
Cash paid during the period for interest on bank loans	$611	$7,855

Non-cash financing activities
Extinguishment of sellers’ notes	$(5,000)	$-
Issuance of Warrants for vessels’ acquisition	-	8,168
The accompanying notes are an integral part of these consolidated financial statements

1.    Basis of presentation and general information:

The accompanying consolidated financial statements include the accounts of Omega Navigation Enterprises Inc. (“Omega”) and its wholly owned subsidiaries (collectively, the “Company”). Omega was incorporated on February 28, 2005 under the laws of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On March 2, 2005 the Company commenced operations and preparation for an initial public offering in the United States under the United States Securities Act of 1933, as amended. In April 2006 the Company completed its initial public offering, the net proceeds of which amounted to $186,711. The Company’s Class A shares are listed on the Nasdaq National Market and on the Singapore Exchange Securities Trading Limited.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2007.

The balance sheet as of December 31, 2006 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The financial statements presented in this report should be read in conjunction with the audited consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2007.

Restricted cash balances of $1,546 relating to interest bearing bank accounts (called “retention” accounts) maintained by the Company under the terms of the agreement with HSH Nordbank (Note 4), previously classified under non current assets have been reclassified to current assets cash in the accompanying 2006 consolidated balance sheet.

The Company is engaged in the ocean transportation services of dry cargo products and crude and refined petroleum products. Omega is the sole owner of all outstanding shares of the following subsidiaries, all incorporated in Marshall Islands:

Ship-owning companies with vessels in operation at June 30, 2007
	Company	Vessel-owned	Type of vessel	Acquisition/ disposition Date
(a)	Galveston Navigation Inc.	OMEGA LADY MIRIAM	Product Tanker	August 2006
(b)	Beaumont Navigation Inc.	OMEGA LADY SARAH	Product Tanker	June 2006
(c)	Carrolton Navigation Inc.	OMEGA PRINCE	Product Tanker	June 2006
(d)	Decatur Navigation Inc.	OMEGA PRINCESS	Product Tanker	July 2006
(e)	Elgin Navigation Inc.	OMEGA QUEEN	Product Tanker	May 2006
(f)	Fulton Navigation Inc.	OMEGA KING	Product Tanker	June 2006
(g)	Orange Navigation Inc.	OMEGA EMMANUEL	Product Tanker	March 2007
(h)	Baytown Navigation Inc.	OMEGA THEODORE	Product Tanker	April 2007

1.    Basis of presentation and general information (continued):

Ship-owning companies with vessels under construction as of June 30, 2007
	Company	Hull Number	Type of vessel	Year of delivery
(i)	Tyler Navigation Inc.	2189	Product Tanker	2010
(j)	Pasedena Navigation Inc.	2190	Product Tanker	2010
(k)	Sunray Navigation Inc.	2191	Product Tanker	2010
(l)	Nederland Navigation Inc.	2192	Product Tanker	2010
(m)	Lakeview Navigation Inc.	2193	Product Tanker	2011
Ship-owning companies with vessels sold during six months ended June 30, 2007
(n)	Abilene Navigation Inc.	EKAVI I	Bulk Carrier	Sold in January 2007
(o)	Hamilton Navigation Inc.	ELECTRA I	Bulk Carrier	Sold in January 2007

Other group companies
	Company	Activity

(p)	Omega Management Inc.	Fleet commercial management

As further discussed in Note 3, the Company, within September 2006, decided to dispose its dry bulk carrier vessels and discontinue operating in the dry bulk carrier sector.

The day-to-day operations of the Company’s vessels are managed by three unrelated third party managers under separate management agreements with each vessel-owning subsidiary, effective upon each vessel’s delivery.

One of the managers, namely Target Marine S.A., is beneficially owned by a relative of Mr. George Kassiotis, the Company’s President and Chief Executive Officer, who is not an immediate family member of Mr. Kassiotis.  Neither Mr. Kassiotis nor any of the Company’s other directors or officers have any ownership interest in Target Marine S.A. The management agreements with Target Marine S.A. related to the Company’s dry bulk carriers, had an initial term expiring on December 31, 2006, at a fixed fee of U.S. Dollars 500 per day per vessel and, on February 17, 2006, were extended up to June 30, 2007. Upon expiration, each management agreement would remain in effect until either party cancelled the agreement by giving two months notice. Under the management agreements, the vessels’ daily operating expenses have been fixed until June 30 2007, at U.S. Dollars 3,550 per vessel, excluding emergency repair costs, scheduled drydocking costs, additional insurance premiums, bunkers, provisions and other extraordinary costs. Following the Company’s decision to dispose of its dry bulk carrier vessels, such amounts are included in income from discontinued operations in the accompanying consolidated statements of income. The related agreements were terminated upon delivery of the vessels to their new owners in January 2007.

The management agreements with the other two managers relate to the Company’s product tanker vessels and provide for an annual fixed management fee per vessel increased, where specified, by miscellaneous management expenses while the vessel operating expenses are charged as incurred, and, following either party’s prior written notice, can be terminated within one to three months from such notice.

During the six month periods ended June 30, 2006 and June 30, 2007 four charterers individually accounted for 10% or more of the Company’s voyage and time charter revenues as follows:

Charterer	Six months ended June 30, 2006	Six months ended June 30, 2007	Reportable segment (Note 9)
A	68%	-	Dry bulk carriers
B	14%	30%	Product tankers
C	-	46%	Product tankers
D	-	24%	Product tankers

Charter party agreements for the vessels Omega Emmanuel and Omega Theodore, effective upon their delivery as discussed in Note 3, below, were arranged through a ship-brokerage firm, in which a non-executive director of the Company’s Board of Directors acts as a senior broker. No commissions are paid by the Company to the ship brokerage firm.

2     Advances for vessels’ acquisition and other vessel cost:

On February 15, 2006, the Company entered into four option agreements to acquire four Ice Class 1A double hull Panamax product tankers from sellers affiliated with Target Marine S.A. The nominal purchase price agreed for each product tanker is $66.0 million, subject to adjustment based on prevailing market prices and negotiations at the time the Company exercises its options. The product tankers were under construction and expected to be available for delivery between March 2007 and September 2007. In order to conclude such option agreements, the Company paid a non-refundable fee of $100 per agreement. Such fees were to be deducted from the respective vessels’ purchase price upon exercise of the options. In November and December 2006, two of the options expired without being exercised and the respective fees of $200 were charged to the consolidated statement of income. On February 7, 2007, the Company, following negotiations with the sellers, did enter into two Memoranda of Agreement for the acquisition of the respective product tankers as further discussed in Note 3 below. The remaining two option agreements expired on April 30 and May 31, 2007 unexercised and the respective fees of $200 were written off in the accompanying 2007 interim consolidated statement of income and are reflected as Options’ premium.

The amount of $23 of advances for vessels’ acquisition and other vessel cost relates to capitalized expenses for the construction of five newbuilding product tankers as discussed in Note 7.

3.    Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	357,495	(7,207)	350,288
- Vessel acquisitions	128,458	-	128,458
- Depreciation	-	(8,021)	(8,021)
Balance, June 30, 2007	485,953	(15,228)	470,725

On September 13, 2006, the Company entered into Memoranda of Agreement with unrelated third party companies to sell its two dry bulk carrier vessels Ekavi I and Electra I for $41,250 each. At the date in which the Memoranda of Agreement were signed, the Company classified these vessels as “held for sale”; the results of their operations and cash flows are reported as discontinued operations in the accompanying 2007 consolidated statement of income.  Comparative period’s results of operations and cash flows presentation have also changed with this respect. Within January 2007 the dry bulk carrier vessels “Ekavi I” and “Electra I” were delivered to their new owners. The proceeds from the vessels’ sale, net of brokerage commissions, amounted to $81,468.

3.    Vessels, net: (continued)

On February 7, 2007, the Company entered into two Memoranda of Agreement for the purchase of two Ice Class 1A double hull Panamax product tankers. The consideration stated for each vessel was $64.5 million payable in the form of $60.0 million in cash and the balance in warrants with a nominal exercise price for the Company’s Class A common stock. The warrants entitle the  holders to a variable number of shares of Class A common stock equal to the quotient of $4.5 million divided by the warrant share price which shall be the greater of (i) the price equal to the average closing price of the Company’s Class A common stock on the Nasdaq Stock Market or such other stock exchange as the Class A common shares may then be listed and have their primary trading market, during the 15 business days immediately preceding the exercise date, less 8% of such average price, and (ii) eighteen dollars US ($18.00). However, if the average closing price of the Company’s Class A common shares on the primary trading market during the 15 business days immediately preceding the exercise date is less than $18.00, the buyer shall pay to the seller, in cash, an amount equal to the lesser of (i) the difference between the aggregate warrant share price and $4.5 million; and (ii) $0.5 million, in addition to the issuance of the warrant shares upon exercise of the warrant.

The warrants may not be exercised for any security other than the warrant shares and may not be exercised for cash, other than as provided for above. The warrants shall remain outstanding until the earlier of (i) the termination of the vessel purchase agreement and (ii) March 31, 2009. Furthermore the warrants do not give the warrant holders (until their exercise date) rights as shareholders of the Company, either at law or in equity, including the right to vote, receive dividends, consent or receive notices as a member with respect to any meeting of members for the election of managers of the Company or for any other matter and they are non-transferable without the Company’s prior written consent.

On March 27, 2007 and April 26, 2007, the Company took delivery of the two (2) product tanker vessels, named “Omega Emmanuel” and “Omega Theodore”. The acquisition of these vessels was financed from the proceeds of the bank credit facility discussed in Note 4, the net proceeds from the sale of the two dry bulk product carriers and the warrants for the Company’s class A common stock discussed above. Total vessel cost recorded was $64,123 and $64,309 for “Omega Emmanuel” and “Omega Theodore”, respectively, comprising of cash consideration of $60 million for each vessel, the balance in warrants measured at fair value at delivery and additional pre-acquisition costs amounting to $264 for both vessels. The warrants issued were measured at fair value at vessels’ delivery date using a binomial model. At delivery, the fair value of the warrants was $4.0 million and $4.2 million for “Omega Emmanuel” and “Omega Theodore”, respectively.

The warrants are being carried as a “warrant settled liability” in the Consolidated Balance Sheet with changes in fair value recognized in earnings at each reporting date in accordance with the requirements of FASB Statement 150 “Accounting for certain financial instruments with characteristics of both liabilities and equity” and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The difference in fair values from initial measurement is separately reflected in the accompanying 2007 interim consolidated statement of income.

All vessels have been provided as collateral to secure the bank credit facility and, as of June 30, 2007, were operating under time charters which expire up to June 2010.

4.    Long-term debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2006	June 30,2007
Term loans	142,906	141,412
Revolving facility	96,034	148,934
Bridge Loan facility	-	2,433
	238,940	292,779
Less unamortized financing fees	(863)	(965)
Total	238,077	291,814
Less: Current portion	(49,133)	(17,424)
Long-term debt, net of current portion	188,944	274,390

On March 21, 2007, a second supplement, amending the principal loan agreement with HSH Nordbank, was signed in connection with the financing of the acquisition of the tanker vessels “Omega Emmanuel” and “Omega Theodore”. Under the amended agreement, the Lenders agreed to make available to the Company an aggregate amount not exceeding the lesser of (a) 73.12% of the lower of the aggregate contract price of the two tanker vessels and their fair market value on the date of signing of the second supplement and (b) $94,317, which would be made available by (i) re-committing for re-borrowing again (once only) an amount of $38,102 from the term loan facility and (ii) drawing an amount of $56,215 from the revolving facility. The above amounts were to be combined and comprise two tranches, one for each of the above two vessels, in each case not exceeding the lesser of (a) $47,159 per vessel and (b) 73.12% of the lesser of the contract price and the fair market value of each vessel on the day of signing the supplemental agreement. The Company paid a non-refundable fee of $48 to the Lenders on March 27, 2007 following the drawdown of the first tranche under the supplemental agreement.

On March 21, 2007 the Company repaid the amount of $38,102 of the term loan facility that was the outstanding balance of the term loan relating to the dry bulk carriers which were disposed of as discussed in Note 3 above. The related term loan deferred financing costs of $41 were written off against income from discontinued operations in the accompanying consolidated 2007 statement of income.

On March 26, 2007 the Company drew down an amount of $19,051 from the term loan facility and an amount of $28,108 from the revolving facility in order to partly finance the acquisition of the Omega Emmanuel. The amount of $28,108 is repayable in nine semi annual consecutive installments starting September 2007. The first eight installments will amount to $781 and the final installment (to be made in April 2011) to $21,860. Under this supplemental agreement, the repayment of term loan facility was not amended. On April 25, 2007 the Company drew down an amount of $19,051 from the term loan facility and an amount of $28,108 from the revolving facility in order to partly finance the acquisition of the Omega Theodore. The amount of $28,108 is repayable in eight semi annual consecutive installments starting October 2007. The first seven installments will amount to $781 and the final installment (to be made in April 2011) to $22,641.

On April 25, 2007 the Company entered into an agreement with HSH Nordbank for a $2,433 bridge facility to finance the remainder of the purchase price of the tanker vessels described above. The Company drew down the total amount on April 25, 2007, shortly before the delivery of Omega Theodore. Also the Company paid a non refundable fee of $10. The loan is repayable in full in one amount on the date falling one year after the drawdown date but no later than May 14, 2008.

4.    Long-term debt (continued):

Amortization of deferred financing costs for the six month periods ended June 30, 2006 and 2007 amounted to $23 and $141, respectively and are included in interest and finance costs in the accompanying interim consolidated statements of Income.

Total interest incurred on long-term debt for the six months period ended June 30, 2006 and June 30, 2007 amounted to $1,497 and $8,370, respectively and is included in income from discontinued operations and interest and finance costs in the accompanying unaudited interim 2006 and 2007 consolidated statements of income.

The Company as of June 30, 2007, did not meet a covenant related to interest coverage ratio; in addition, as of September 30, 2007, the Company did not meet the covenants relating to interest coverage ratio and working capital, as specified in the $295 million loan agreement signed with HSH. As a result, the Company notified HSH and obtained relevant waivers for non compliance with the respective covenants.  The Company considers probable that such violation will be cured after the first quarter of 2008. HSH has agreed on an amended ratio of 2:1 on a four trailing quarter basis for the quarters ending December 31, 2007 and March 31, 2008,which the Company considers probable of meeting. The covenant relating to working capital was brought in compliance subsequent to September 30, 2007, following the first drawdown of $3,981 made in November 2007, under the secured loan facility with National Bank of Greece, as discussed in Note 10(a).

5.    Financial instruments:

In March 2006, the Company entered into two derivative contracts with HSH Nordbank, consisting of an interest rate swap agreement and a rate collar option (cap and floor), subsequently amended as to their notional amount and repayment dates, in order to coincide with those provided in the Term Loan signed with the same lending bank (Note 4). The interest rate swap was effective until April 2007.

The Company entered into these financial instruments in order to partially hedge its exposure to fluctuations in interest rates on its Term Loan. These financial instruments did not meet hedge accounting criteria. Accordingly, the changes in their fair values are reported in earnings.

The fair values of the derivative contracts as of December 31, 2006 and June 30, 2007 amounted to $313 (liability) and $9 (asset), respectively.

As of and for the six month periods ended June 30, 2006 and June 30, 2007, realized and unrealized gains and losses per category of derivative are analyzed as follows:

	Realized	Unrealized
	Gains/(Losses)	Gains/(Losses)	Total
June 30, 2006
Interest rate swaps	-	239	239
Rate collar option	-	498	498
	-	737	737
June 30, 2007
Interest rate swaps	44	--	44
Rate collar option	-	322	322
	44	322	366

The above realized and unrealized gains and losses from derivative instruments of $737 and $366 are reflected as Gains on derivative instruments in the accompanying interim consolidated statements of income.

6.    Earnings per Share:

All shares issued (including non-vested shares issued under the Company’s Incentive Plan) are the Company’s class A common stock and have equal rights to vote and participate in dividends upon their vesting. At the calculation of basic earnings per share, non-vested shares are not considered outstanding until the time-based vesting restriction has lapsed. Dividends declared during the six months period for non-vested shares are deducted from the net income reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested shares are not deducted from the net income reported since such calculation assumes non-vested shares were fully vested from the grant date. The calculation of diluted earnings per share includes also the shares assumed to be issued relating to warrants (Note 3). The number of shares assumed to be issued was calculated based on the average market price over the period of 15 business days immediately proceeding June 30, 2007, as per warrants’ terms. The denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding.

The components of the calculation of basic and diluted earnings per share for the periods ended June 30, 2006 and June 30, 2007 are presented below:

	June 30, 2006	June 30, 2007
Net income as reported	8,882	6,501
Less: dividends declared during the period for non-vested shares	-	(54)
Net income available to common shareholders	8,882	6,447

Class A common stock
Weighted average common shares outstanding, basic	5,313,867	12,010,000
Add: Dilutive effect of non-vested shares	-	25,696
Add: Dilutive effect of warrants	-	352,484
Weighted average common shares outstanding, diluted	5,313,867	12,388,180

Class B common stock
Weighted average common shares outstanding, basic and diluted	3,140,000	3,140,000

6.    Earnings per Share (continued):

The components of the calculation of earnings per common share, basic and diluted, for the six month periods ended June 30, 2006 and June 30, 2007, from continuing and discontinued operations are as follows:

	June 30, 2006
	Continuing operations	Discontinued operations	Total
Net Income	1,196	7,686	8,882
- Less dividends paid	-	-	-
Class A shares	-	-	-
Class B shares	-	-	-
Undistributed earnings / (losses)	1,196	7,686	8,882
Allocation of undistributed earnings:
To Class A shares
- 12,010,000 shares at $0.50 per share in total	809	5,196	6,005
To Class B shares
- 3,140,000 shares at $0.50 per share in total	211	1,359	1,570
To all Class A and Class B shares, pro rata, as if they were a single class
- 12,010,000 shares at $0.09 per share in total	140	897	1,037
- 3,140,000 shares at $0.09 per share in total	36	234	270
Undistributed earnings	1,196	7,686	8,882

	June 30, 2007
	Continuing operations	Discontinued operations	Total
Net Income/ (loss)	6,655	(154)	6,501
- Less: dividend paid for non vested shares	(54)	-	(54)
Net income available to common shareholders	6,601	(154)	6,447
- Less dividends paid
Class A shares	(12,010)	-	(12,010)
Class B shares	(3,140)	-	(3,140)
Undistributed losses	(8,549)	(154)	(8,703)
Allocation of undistributed losses:
To Class A shares
- 12,010,000 shares at $0.57per share in total	(6,777)	(122)	(6,899)
To Class B shares
- 3,140,000 shares at $0.57 per share	(1,772)	(32)	(1,804)
Undistributed earnings/ (losses)	(8,549)	(154)	(8,703)

Basic and diluted per share amounts:

June 30, 2006			June 30, 2007
Continuing Operations	Class A shares	Class B shares	Class A shares	Class B shares
Basic
Distributed earnings	-	-	1.00	1.00
Undistributed earnings/ (losses)	0.18	0.08	(0.56)	(0.56)
Total	0.18	0.08	0.44	0.44
Diluted
Distributed earnings	-	-	0.97	1.00
Undistributed earnings/ (losses)	0.18	0.08	(0.54)	(0.56)
Total	0.18	0.08	0.43	0.44

6.    Earnings per Share (continued):

Discontinued Operations
Basic
Distributed earnings	-	-	-	-
Undistributed earnings/ (losses)	1.15	0.51	(0.01)	(0.01)
Total	1.15	0.51	(0.01)	(0.01)
Diluted
Distributed earnings	-	-	-	-
Undistributed earnings/ (losses)	1.15	0.51	(0.01)	(0.01)
Total	1.15	0.51	(0.01)	(0.01)

Continuing and discontinued operations
Basic
Distributed earnings	-	-	1.00	1.00
Undistributed earnings/ (losses)	1.33	0.59	(0.57)	(0.57)
Total	1.33	0.59	0.43	0.43
Diluted
Distributed earnings	-	-	0.97	1.00
Undistributed earnings/ (losses)	1.33	0.59	(0.55)	(0.57)
Total	1.33	0.59	0.42	0.43

7.    Commitments and contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

Contracts for vessels under construction: On June 15, 2007 the Company’s wholly owned subsidiaries (i) through (m)  listed in Note 1, entered into five shipbuilding contracts with Hyundai Mipo Dockyard, in South Korea, to construct and acquire five newbuilding double hull handymax product tankers each with a capacity of 37,000 dwt. Four of these tankers are scheduled for delivery in 2010 and the fifth scheduled for delivery in February 2011. The contractual purchase price of the five newbuildings is $44,235 per vessel ($221,175 in total) and it is payable per vessel as follows:
•	10% by July 5, 2007 (Note 10)
•	10% by December 15, 2007 (Note 10)
•	20% after confirmation that steel cutting was done
•	20% after confirmation that the first keel block has been laid
•	20% after confirmation that the vessel has been launched
•	20% at the delivery of the vessel

7.    Commitments and contingencies (continued):

Operating leases: On June 29, 2005 and August 29, 2006 the Company entered into rental agreements with a lessor affiliated to Target Marine S.A. to lease office space in Piraeus, Greece. The initial termination dates of these agreements were June 30, 2007 and August 31, 2007 respectively. Neither the President and Chief Executive Officer nor any other director or officer of the Company has any ownership interest in the lessor. The monthly rental was Euro 1,785 and Euro 2,145 ($2,405 and $2,890 respectively using the exchange rate of U.S. dollar/Euro at June 30, 2007). Rental expense for the six month periods ended June 30, 2006 and June 30, 2007 amounted to $13 and $31 respectively, and is included in general and administrative expenses in the accompanying consolidated statements of income. Upon termination of their initial terms both agreements were further extended to February 29, 2008. The monthly rental increased to Euro 1,850 and Euro 2,220 ($2,493 and $2,991 respectively using the exchange rate of U.S. dollar/Euro at June 30, 2007).  The future minimum rentals payable under the above non-cancellable operating leases until their termination for 2007 and 2008, using the exchange rate of U.S. dollar/Euro at June 30, 2007, will be approximately $33 and $11, respectively.

Employment agreements: On April 6, 2006, the Company renewed the employment agreements of its executives, namely the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”) and the Chief Financial Officer (“CFO”). Under specific termination clauses in the renewed employment agreements, the Company is committed to pay to its executives a lump sum of $1,300 in total, in addition to their base salary until the end of the contract term, for early termination of employment within its term or in the event there is a material breach by the Company of the terms of the respective employment agreements. Such amount will be increased by approximately $500 in total in the case the duration of the agreements is extended prior to the occurrence of such events. Furthermore, in the event of a change of control (as defined in the Company’s amended and restated articles of incorporation) during the term of the employment agreements, the Company is committed to pay its executives the equivalent of two to three years annual base salary, over and above the lump sum described above.

8.    Changes in capital accounts:

(a)	Dividends: During the six months period ended June 30, 2007, the Company declared and paid dividends of $15,204.

(b)
Restricted shares granted under the Stock Incentive Plan (the “Plan”): On February 8, 2007 the Company granted restricted shares pursuant to the Company’s Stock Incentive Plan and entitled the Company’s officers (CEO, COO and CFO), to receive 54,138 shares of its Class A common stock.

A summary of the status of the Company’s vested and non-vested restricted shares as of June 30, 2007 and movement during the six month period ended June 30, 2007 is as follow:

	Number of non-vested shares	Grant date fair values per non-vested share
As at December 31, 2006	-
Granted	54,138	$15.29
Vested	-
Forfeited	-
As at June 30, 2007	54,138	$15.29

The Company follows the provisions of FASB Statement 123(R) “Accounting for Stock-Based Compensation” for purposes of accounting of such share-based payments. All share-based compensation provided to employees is recognized in accordance with the provisions of Statement 123(R) and classified as general and administrative expenses in the consolidated statement of income for the six month period ended June 30, 2007.

8.    Changes in capital accounts (continued):

The grant date fair value of the non-vested shares granted to CEO, COO and CFO amounted to $828 and is being recognized ratably as compensation in the consolidated income statement over the three year vesting period, of which $175 was recognized in the income statement of the period ended June 30, 2007, as general and administrative expenses. As of June 30, 2007 the total unrecognized cost related to non-vested share awards is $653 which is expected to be recognized until February 2010.

During the six months period ended June 30, 2007 the dividends declared and deposited into the interest-bearing account discussed above on non-vested shares granted under the Plan, amounted to $54 and are recognized in the financial statements as a charge to retained earnings.

9.    Segment information:

The table below presents information about the Company’s reportable segments as of the six month periods ended June 30, 2006 and 2007. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s consolidated financial statements.

	Product tankers
June 30, 2006	Panamax tankers	Handymax tankers	Dry bulk carriers	Other	Total
Revenues from external customers	1,310	69	7,732	-	9,111
Net income/ (loss)	328	(3)	7,686	871	8,882
Total assets	198,326	104,372	84,682	20,487	407,867

	Product tankers
June 30, 2007	Panamax tankers	Handymax tankers	Dry bulk carriers	Other	Total
Revenues from external customers	24,507	7,630	151	-	32,288
Net income/ (loss)	5,766	2,469	(154)	(1,580)	6,501
Total assets	371,408	100,305	36	25,418	497,167

10.  Subsequent events:

a)	New Bank loan agreements

(I)
On July 4, 2007 the Company, through its wholly owned subsidiaries that are to become the owners of the five tanker vessels that are currently under construction (as described in Note 1), entered into a secured loan facility with Bremer Landesbank Kreditanstalt Oldenburg Girozentrale (“Bremer”), of up to $19,890 to partially finance the first construction installment made on July 5, 2007, amounting to $22,118 (representing the 10% of the total purchase price) of the five newbuilding vessels discussed above. The Company acted as the corporate guarantor in this facility. An arrangement fee of $40 was paid for entering into this loan. The loan was fully repaid on August 31, 2007, through cash available from operations and credit facility discussed in (II) below.

10.  Subsequent events (continued):

(II)
On August 24, 2007 the Company, acting as the corporate guarantor, through the two of  its wholly owned subsidiaries that are to become the owners of the two product tankers that are currently under construction (hulls No. 2192 and No. 2193 as described in Note 1), entered into a secured loan facility with Bremer of  up to $55,250 and  for the purpose of (i) the partial repayment of  the outstanding loan facility with Bremer discussed in (I) above and (ii) to partly finance the acquisition cost during the construction period of the product tankers described above. The loan amount will be drawn in two tranches, one for each vessel under construction, which will be available in five advances to be drawn on the payment dates of the installments under the shipbuilding contracts and will bear interest at LIBOR plus a margin and commitment fees of 0.2% per annum on a post delivery commitment (mandatory under the terms of this facility) remaining undrawn. The interest of the first two advances will be deferred until the third installment to the shipyard is due, will be considered as a part of the loan and will bear interest thereon until full repayment of the loan upon delivery of the vessels. An arrangement fee of $93 was paid for entering into this facility. The facility is secured by: a) first priority assignment of all rights under the two shipbuilding contracts signed on June 15, 2007 and first priority assignment of all rights under the relative refund guarantee, b) Corporate guarantee, c) first priority pledge and charge on each current account.

The Company has also entered into a commitment letter for a post-delivery facility of up to $66,300 representing the 75% of the vessels’ price on delivery or the fair market value of those vessels at delivery, whichever is less, for the purposes of repayment of the pre-delivery facility as well as financing of sixth installment to the shipyard. The loan will be drawn at the vessels’ delivery dates and will be repayable in 40 quarterly installments ($460.5 per vessel) and a balloon installment equal to $14,730 per vessel. Repayment will commence three months after delivery of the vessels. The loan will bear interest at LIBOR plus margin.

The facility will be secured by: a) first preferred mortgage on the newbuilding vessels, b) Corporate guarantee, c) assignment of earnings of the mortgaged vessels, d) assignment of insurances of the mortgaged vessels and e) pledge of the current account of the mortgaged vessels. The facility will contain financial covenants calculated on a consolidated basis, requiring the Company to maintain: a) minimum liquidity of $5.0 million, b) a percentage of overall debt to total capitalization of less than 70% and c) a ratio of market value of the fleet to outstanding debt of at least 120%. The last ratio should also be maintained on a standalone (each respective ship owning subsidiary) basis. The Company is permitted to pay dividends so long as an event of default has not occurred and will not occur upon the payment of such dividend.

On August 31, 2007 the Company drew down the first advance of pre delivery facility for both vessels ($3,978 per vessel) and used it for the repayment of the previous loan facility with Bremer discussed in (I), above. On December 13, 2007 the Company drew down the second advance of pre delivery facility for both vessels ($3,978 per vessel) to partially finance the second construction installment for two of the five newbuilding vessels, made on December 13, 2007, amounting to $8,847 (representing 10% of their total purchase price). The draw down of the following advances will take place on the dates of the third, forth and fifth installments falling due under the shipbuilding contracts signed on June 15, 2007 in partial payment of the construction installments under the contracts.

10.  Subsequent events (continued):

(III)
On September 7, 2007 the Company acting as the corporate guarantor, through two of its wholly owned subsidiaries that are to become the owners of the two product tankers that are currently under construction (hulls No. 2189 and No. 2190 as described in Note 1), entered into a senior secured loan facility up to a maximum of $70.0 million with Bank of Scotland, to partly finance the construction and acquisition cost of the two product tankers described above. The facility will be drawn down in 2 tranches, each in six advances. The first advance was drawn down by the Company on September 20, 2007 as a reimbursement for the first installment made in July 2007 under the shipbuilding contracts in an amount equal to $ 3,981 per vessel. On December 13, 2007 the Company drew down the second advance for both vessels ($3,981 per vessel) to partially finance the second construction installment for two of the five newbuilding vessels, made on December 13, 2007, amounting to $8,847 (representing 10% of their total purchase price). In respect of each tranche, the remaining advances will be drawn on the payment dates and in partial payment of the installments under the shipbuilding contracts and will cover up to the lesser of $35 million and the 75% of the fair market value of each vessel on delivery date. Each tranche will be repaid in 40 equal quarterly installments of $506.75, commencing 3 months after the relevant vessel’s delivery date plus a balloon payment of $14,730.

The senior secured credit facility, prior to the delivery of the vessels, will be secured by: a) first priority assignment of the ship building contract of the respective vessels, b) a refund guarantee, c) Corporate guarantee while upon delivery of the vessels it will be secured by: a) first priority mortgages over the vessels, b) first priority assignment of each vessel’s insurances, c) Corporate guarantee, d) first priority assignment of vessels’ charter agreements and e) pledge over each of the vessels’ earnings account.

The senior secured loan facility will bear interest at LIBOR plus margin and commitment fees of 0.3% per annum on the undrawn portion of the loan. The interest of the first two advances under each tranche will be deferred until the date the advance for the third installment to the shipyard is drawn.  An arrangement fee of $280 was paid for entering into this facility.

The senior secured loan facility contains financial covenants calculated on a consolidated basis, requiring the Company to maintain: a) minimum liquidity of $5.0 million, b) a percentage of overall debt to total capitalization of less than 70% c) a ratio of EBITDA to interest expense of not less than 2.00:1.00, d) minimum working capital of $1.0 million (excluding the short term portion of long term debt) and e) a ratio of market value of the vessels securing the facility to outstanding debt of minimum 125%. The Company will be permitted to pay dividends so long as an event of default has not occurred and will not occur upon the payment of such dividend.

(IV)
On November 20, 2007 the Company, acting as the corporate guarantor, through the wholly owned subsidiary that is to become the owner of the product tanker, currently under construction (hull No 2191 as described in Note 1), entered into a senior secured loan facility, with the National Bank of Greece of up to the lesser of $33,176 or 75% of the fair market value of the vessel on delivery date. The loan will be available in six advances; the first advance was drawn down by the Company on November 21, 2007 as a reimbursement for the first installment made in July 2007 under the shipbuilding contract in an amount equal to $3,981. On December 13, 2007 the Company drew down the second advance equal to $3,981, to partially finance the second construction installment for one of the five newbuilding vessels, made on December 13, 2007, amounting to $4,424 (representing 10% of its total purchase price). The remaining advances are to be drawn on the payment dates of the installments under the shipbuilding contract. The loan will bear interest at LIBOR plus a margin and commitment fees of 0.2% per annum on the undrawn portion of the loan. An arrangement fee of $66 was paid for entering into this facility. The loan will be repayable in 40 quarterly installments ($498 each) plus a balloon installment equal to $13,270. Repayment will commence three months after delivery of the vessel.

10.  Subsequent events (continued):

The loan, prior to the delivery of the vessel, will be secured by: a) a legal assignment of the ship building contract of the respective vessel, b) a refund guarantee and c) a Corporate guarantee of Omega Navigation Enterprises Inc., while upon delivery of the vessel it will be secured by: a) a first priority mortgage over the vessel, b) a first priority assignment of the vessel’s insurances, c) a first priority assignment of all charter hire and other earnings of the vessel, d) a first priority assignment of vessel’s charter agreements for a period of twelve months or more, e) a pledge over the vessel’s retention account,   f) a Corporate guarantee of Omega Navigation Enterprises Inc. and g) manager’s undertaking.

The loan contains financial covenants calculated on a consolidated basis, requiring the Company to maintain: a) minimum cash balance of $500 per vessel at all times, b) a percentage of overall debt to total capitalization of less than 70% c) a ratio of EBITDA to interest expense of not less than 2.00:1.00 and d) a ratio of market value of the vessel to outstanding debt of at least 120%. The Company will be permitted to pay dividends so long as an event of default has not occurred and will not occur upon the payment of such dividend.

b)
Declaration of dividends: On July 26, 2007, the Company declared dividends amounting to $7,602 or $0.50 per share. The dividends were paid on August 31, 2007 to the stockholders of record as of August 17, 2007. On November 1, 2007, the Company declared dividends amounting to $7,605 or $0.50 per share. The dividends were paid on November 30, 2007 to the stockholders of record as of November 15, 2007.

c)
Restricted shares granted to non-executive directors: On July 26, 2007 the Company’s Board of Directors granted six thousand (6,000) restricted shares of Class A common stock to all non executive directors pursuant to its Stock Incentive Plan. Such restricted shares will become vested on the first anniversary of the date of grant. The Company will follow the provisions of FASB Statement 123(R) “Accounting for Stock-Based Compensation” for purposes of accounting of such share-based payments.

d)
Establishment of new subsidiary: On November 2, 2007, the Company proceeded with the establishment of Omega Navigation (USA) LLC, a wholly owned subsidiary of Omega Navigation Enterprises Inc, in the state of Delaware to act as the Company’s representative in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Omega Navigation Enterprises, Inc.

Dated: December 28, 2007	By:	/s/ Georgios Kassiotis
	Name:	Georgios Kassiotis
	Title:	Director and Chief Executive Officer

SK 23286 0002 829646 v3